John Hancock Life Insurance Company (U.S.A.) A Stock Company

SUPPLEMENTARY BENEFIT

Defined Benefit for Chronic Illness Rider

This rider permits you to request an acceleration of a portion of your Life Insurance Death Benefit for Chronic Illness as described herein. Under this rider, accelerated death benefits will be disbursed through Benefit Payments. Requests for payments of Benefit Payments under this rider are subject to the conditions set forth in this rider, including the consent in writing of any irrevocable beneficiary or assignee under the policy. There is a Rider Charge payable for this rider, as described in Section 5.

If a Benefit Payment is made under this rider, values under the policy including the Death Benefit, Policy Value, Cash Surrender Value, and Cost of Insurance Charge will be reduced.

It is intended that receipt of a Benefit Payment will qualify for favorable tax treatment under section 101(g) of the Internal Revenue Code of 1986. There are circumstances when a Benefit Payment may be included in gross income, however, you should seek additional information from your personal tax advisor before taking an accelerated death benefit. This rider is not intended to qualify as long-term care insurance.

Accelerated death benefits may affect your eligibility for public assistance programs such as Medicaid, aid to families with dependent children, and supplemental security income.

You must personally claim the accelerated death benefit. To the extent provided by applicable law, we will not process requests to pay a Benefit Payment made on behalf of a creditor or other third party.

Any person who knowingly and with intent to defraud any insurance company or other persons, files a claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, is subject to criminal prosecution and/or civil penalties. We have the right under the Fraudulent Claims provision to terminate this rider in the event we make any Benefit Payment as a result of a fraudulent claim.

This rider attaches to and forms part of your policy. Unless this rider states otherwise, the provisions set out in your policy will apply to this rider. Should any provisions in the policy conflict with this rider, the provisions of this rider will prevail.

ICC22 23DBCHR	1

TABLE OF CONTENTS

Rider Provisions	Section

EFFECTIVE DATE	3

DEFINITIONS	3

CONDITIONS FOR PAYMENT	5

ACCELERATED DEATH BENEFIT FOR CHRONIC ILLNESS	6

RIDER CHARGE	7

EFFECT OF BENEFIT PAYMENTS ON THE POLICY	7

GENERAL PROVISIONS	9

ICC22 23DBCHR	2

1.	EFFECTIVE DATE

This rider takes effect at the same time as your policy.

2.	DEFINITIONS

Listed below are terms that have specific meanings in this rider. Other terms may be defined in the provisions of this rider or in the policy to which this rider is attached.

Accelerated Death Benefit Balance has the meaning set forth in Section 4 (Accelerated Death Benefit For Chronic Illness) of this rider.

Accelerated Death Benefit Percentage means the percentage of your policy’s Face Amount that is used as the basis for determining the Accelerated Death Benefit Pool. The Accelerated Death Benefit Percentage is elected at issue and is shown in the Policy Specifications for this rider.

Accelerated Death Benefit Pool has the meaning set forth in Section 4 (Accelerated Death Benefit For Chronic Illness) of this rider.

Activities of Daily Living means the 6 activities listed below:

(a)	Bathing which means washing oneself by sponge bath, in a tub or a shower, including the task of getting in or out of the tub or shower.

(b)

Continence which means the ability to maintain control of bowel and bladder function, and, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for a catheter or a colostomy bag).

(c)	Dressing which means putting on and taking off all items of clothing and any necessary braces, fasteners, or artificial limbs.

(d)

Eating which means feeding oneself by getting food into the body from a receptacle (such as a plate, cup, or table) or being fed by a feeding tube or intravenously. Eating does not include preparing a meal.

(e)	Toileting which means getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

(f)

Transferring which means moving into or out of a bed, chair, or wheelchair. Transferring does not include the task of getting into or out of the tub or shower or mobility outside the Life Insured’s place of residence.

Medication management, the management of financial affairs, assistance with the telephone and clinical interventions (such as but not limited to blood and/or glucose monitoring, or assistance in putting on and/or taking off compression stockings) are not Activities of Daily Living.

Annualized Benefit Amount has the meaning set forth in Section 4 (Accelerated Death Benefit For Chronic Illness) of this rider.

Annualized Benefit Payment has the meaning set forth in Section 4 (Accelerated Death Benefit For Chronic Illness) of this rider.

Benefit Payment means either the Monthly Benefit Payment or Annualized Benefit Payment, as applicable.

Chronically Ill means the Life Insured has provided Written Certification that they have a Chronic Illness.

ICC22 23DBCHR	3

2.	DEFINITIONS (continued)

Chronic Illness means a condition afflicting the Life Insured where they require:

(a)	Substantial Assistance from an individual to perform at least 2 Activities of Daily Living, due to the loss of functional capacity, for a period expected to last at least 90 days; or

(b)	Substantial Supervision to protect against threats to health and safety due to a Severe Cognitive Impairment.

Elimination Period means the number of days shown in the Policy Specifications for this rider from the date of the initial Written Certification that the Life Insured is Chronically Ill. We will not pay any Benefit Payments until the Elimination Period has been satisfied.

Face Amount means either the Face Amount or the Total Face Amount under your policy (as applicable).

Licensed Health Care Practitioner means a Physician, a registered nurse (R.N.), a licensed social worker, or any other individual who meets the requirements as may be prescribed by the U.S. Secretary of the Treasury.

Life Insurance Death Benefit means the greater of the Face Amount (plus Policy Value only if Death Benefit Option 2 is in effect) or the Minimum Death Benefit, as described in the policy.

Maximum Monthly Benefit Amount means the Accelerated Death Benefit Pool multiplied by the Monthly Acceleration Percentage. This is the maximum amount we will pay under this rider in any one calendar month if you have elected to receive Monthly Benefit Payments.

Monthly Acceleration Percentage means the percentage of the Accelerated Death Benefit Pool that is accelerated each month. The Monthly Acceleration Percentage is elected at issue, cannot be changed and is shown in the Policy Specifications.

Monthly Benefit Payment has the meaning set forth in Section 4 (Accelerated Death Benefit For Chronic Illness) of this rider.

Monthly Per Diem Limit means the maximum amount that may be paid under this rider in a given calendar month for any Monthly Benefit Payments. The daily per diem limit is declared each year by the Internal Revenue Service for chronic illness payments under section 7702B of the Internal Revenue Code. The Monthly Per Diem Limit is the daily per diem limit multiplied by the number of days in the calendar year of the payment divided by 12.

Physician means any person licensed in the United States of America as a Medical Doctor (M.D.) or Doctor of Osteopathy (D.O.) practicing within the scope of their license issued by the jurisdiction in which the services are rendered.

Severe Cognitive Impairment means a deficiency in the Life Insured’s short-term or long-term memory; orientation as to person, place, and time; deductive or abstract reasoning; or judgment as it relates to safety awareness. Severe Cognitive Impairment must be established and reliably measured by clinical evidence and standardized tests.

Substantial Assistance means Hands-On or Standby Assistance required by the Life Insured more than 50% of the time the Life Insured performs each Activity of Daily Living during a calendar week. If able to perform an Activity of Daily Living by using an assistive device or equipment, the Life Insured does not require Substantial Assistance to perform that Activity of Daily Living.

•	Hands-On Assistance means the physical assistance of another person without which the Life Insured would be unable to perform that Activity of Daily Living.

•

Standby Assistance means the necessary presence of another person within arm’s reach of the Life Insured to prevent, by physical intervention, injury to the Life Insured while performing an Activity of Daily Living.

ICC22 23DBCHR	4

2.	DEFINITIONS (continued)

Substantial Supervision means continual supervision required by the Life Insured due to the Life Insured’s Severe Cognitive Impairment. Substantial Supervision (which may include cueing by verbal prompting, gestures, or other demonstration) by another person that is necessary to protect the Life Insured from threats to their health or safety (such as may result from wandering).

Written Certification means written evidence from a Licensed Health Care Practitioner establishing that the Life Insured is Chronically Ill. Written Certification must be received by us promptly upon issuance by the Licensed Health Care Practitioner, in a form satisfactory to us.

3.	CONDITIONS FOR PAYMENT

You are eligible to request Benefit Payments under this rider if you satisfy the following:

(a)	We must receive Written Certification that the Life Insured is Chronically Ill;

(b)	You must satisfy the Elimination Period;

(c)

We must receive a completed claim form in which you must elect to receive the Benefit Payments on either a monthly or annual basis. If there is more than one policy owner, all of the policy owners must sign the claim form to consent in writing to the request for Benefit Payments. We will send you a claim form within 15 days from the date we receive your request for Benefit Payments. If we fail to send the claim form within 15 days from the date we receive your request, you can submit documentation to us in writing without the claim form;

(d)	We must receive your signed disclosure statement indicating your written consent that we can pay the Benefit Payments as described in such disclosure statement;

(e)	Any irrevocable beneficiary or assignee under the policy must also consent in writing in a manner that is satisfactory to us that we can pay the Benefit Payments; and

(f)	Death Benefit Option 1 must be in effect or, if not already in effect, the Death Benefit Option must be changed to Option 1.

Benefit Payments will begin effective the Business Day following our approval of all required documentation. Benefit Payments will continue to be paid at the frequency that you elected at the time of the initial acceleration. You may not change this election after payments commence.

All Benefit Payments will be paid to you, your estate, or an alternative payee designated by you or your legal representative. If more than one policy owner makes a claim, we will pay the Benefit Payments to each policy owner in the same proportion each has in the policy.

In order to maintain eligibility, at least once every 12 months you must provide updated documentation to satisfy conditions (a), (d), and (e) above.

If we do not receive this updated documentation, Benefit Payments will cease 12 months after the date of the previous Written Certification. You may request to restart Benefit Payments at any time while the policy is In Force. Benefit Payments will be restarted effective the Business Day following our approval of all required documentation.

In addition to the Written Certification, we reserve the right to request additional proof or written documentation satisfactory to us confirming that the Life Insured is Chronically Ill. Should you fail to provide such additional proof or written documentation within 30 days of our request, Benefit Payments will cease.

To confirm whether the Life Insured is Chronically Ill, we may require, at our expense, an examination or tests by a Licensed Health Care Practitioner of our choice. If a difference of opinion occurs between the Life Insured’s Licensed Health Care Practitioner and our Licensed Health Care Practitioner, a third opinion will be obtained, at our expense, from a Licensed Health Care Practitioner agreed upon by both you and us. This third opinion will be final.

ICC22 23DBCHR	5

4.	ACCELERATED DEATH BENEFIT FOR CHRONIC ILLNESS

Accelerated Death Benefit Pool

The Accelerated Death Benefit Pool is the amount that may be accelerated under this rider and any terminal illness rider. At issue, the Accelerated Benefit Pool is the Accelerated Death Benefit Percentage multiplied by the Face Amount. The Accelerated Death Benefit Pool can never increase, but will be reduced by certain policy changes, as described in the “Effect of Withdrawals and Reductions in Face Amount” provision.

Accelerated Death Benefit Balance

The Accelerated Death Benefit Balance is equal to the Accelerated Death Benefit Pool minus (a) if you have elected to receive payments on a monthly basis or (b) if you have elected to receive payments on an annual basis, where:

(a)	is the sum of all Monthly Benefit Payments paid under this rider and any amounts accelerated under any terminal illness rider attached to this policy; or

(b)	is the sum of all Annualized Benefit Amounts accelerated under this rider and any amounts accelerated under any terminal illness rider attached to this policy.

Monthly Benefit Payments

If you meet the Conditions For Payment and have elected to receive payments on a monthly basis, we will pay you a Monthly Benefit Payment each month while eligibility is maintained. The Monthly Benefit Payment for a given month is equal to the lesser of (a), (b), or (c) where,

(a)	is the Accelerated Death Benefit Balance;

(b)	is the Maximum Monthly Benefit Amount; and

(c)	is the Monthly Per Diem Limit.

If we receive due proof of the Life Insured’s death while we are making payments under this rider, we will cancel any future Monthly Benefit Payments and pay the Insurance Benefit proceeds as described in the policy.

Annualized Benefit Payments

If you meet the Conditions For Payment and have elected to receive payments on an annual basis, we will pay you an Annualized Benefit Payment each year while eligibility is maintained. The amount of the Annualized Benefit Payment for a given year is equal to the lesser of (a) and (b) where:

(a)	is the Accelerated Death Benefit Balance; and

(b)	is the Monthly Benefit Payment for the current month, calculated as described above, multiplied by 12 multiplied by the Annualized Discount Factor shown in Section 1.

In no event will the Annualized Benefit Payment be less than the Cash Surrender Value multiplied by the Annualized Benefit Amount divided by the Life Insurance Death Benefit for the policy immediately before the acceleration.

If you elect to receive payments on annual basis, any acceleration under this rider will reduce the Life Insurance Death Benefit of your policy by the Annualized Benefit Amount as described in Section 6. The Annualized Benefit Amount is equal to the lesser of (a) and (b) where:

(a)	is the Accelerated Death Benefit Balance; and

(b)	is the Monthly Benefit Payment for the current month multiplied by 12.

Effect of Reductions in the Accelerated Benefit Percentage on the Accelerated Death Benefit Pool

If you request a reduction in the Accelerated Benefit Percentage, the new Accelerated Death Benefit Pool is (a) multiplied by (b) divided by (c), where:

(a)	is the Accelerated Death Benefit Pool immediately before the reduction in the Accelerated Death Benefit Percentage;

(b)	is the new Accelerated Death Benefit Percentage; and

(c)	is the old Accelerated Death Benefit Percentage.

Increases to the Accelerated Death Benefit Percentage are not allowed.

ICC22 23DBCHR	6

4.	ACCELERATED DEATH BENEFIT FOR CHRONIC ILLNESS (continued)

Effect of Withdrawals and Reductions in Face Amount

The Accelerated Death Benefit Pool will be reduced on the date a withdrawal or reduction in Face Amount becomes effective. Any withdrawal or reduction in Face Amount (whether requested, due to coverage lapse, or due to misstatements of age or sex) will result in a reduction of the Accelerated Death Benefit Pool.

The new Accelerated Death Benefit Pool is equal to (a) multiplied by (b) divided by (c), where:

(a)	is the Accelerated Death Benefit Pool immediately before the withdrawal or reduction in Face Amount;

(b)	is the Life Insurance Death Benefit immediately after the withdrawal or reduction in Face Amount; and

(c)	is the Life Insurance Death Benefit immediately before the withdrawal or reduction in Face Amount.

Any withdrawal or reduction in Face Amount will also reduce the Maximum Monthly Benefit Amount, effective as of the date of the withdrawal or reduction in Face Amount. The recalculated Maximum Monthly Benefit Amount is (a) multiplied by (b), where:

(a)	is the Monthly Acceleration Percentage; and

(b)	is the new Accelerated Death Benefit Pool after the withdrawal or reduction in Face Amount.

Effect of Policy Loans on Benefit Payments

If there is a policy loan, a portion of each Benefit Payment will be deemed a loan repayment and will reduce the amount otherwise payable to you. The amount deemed a loan repayment is the amount of Policy Debt immediately before the Benefit Payment multiplied by 1 minus the ratio of the new Face Amount divided by the Face Amount immediately before the payment of the Benefit Payment. The amount deemed a loan repayment will also reduce outstanding Policy Debt as described in Section 6.

5.	RIDER CHARGE

There is a monthly charge for this rider. The Maximum Monthly Rider Charge is described in the Policy Specifications for this rider.

We may adjust the current Monthly Rider Rates at any time based on our expectations of future experience including mortality, morbidity, persistency, investment earnings, expenses, taxes, reserve and capital requirements, and reinsurance costs. These rates, however, will never exceed the corresponding Maximum Monthly Rider Rates shown in the Table of Rates for this rider.

6.	EFFECT OF BENEFIT PAYMENTS ON THE POLICY

The following provisions describe the effect of each Benefit Payment on your policy. Upon your request for payment under this rider, we will furnish you with a statement showing the effect on the policy’s Life Insurance Death Benefit, Cost of Insurance Charges, Policy Value, Net Cash Surrender Value, and any Policy Debt.

Effect on Life Insurance Death Benefit

Any acceleration under this rider will reduce the Life Insurance Death Benefit of your policy by (a) if you have elected to receive payments on a monthly basis or (b) if you have elected to receive payments on an annual basis, where:

(a)	is the Monthly Benefit Payment; and

(b)	is the Annualized Benefit Amount.

ICC22 23DBCHR	7

6.	EFFECT OF BENEFIT PAYMENTS ON THE POLICY (continued)

Effect on Face Amount

Any acceleration under this rider will reduce the Face Amount of your policy. If the Face Amount of the policy is made up of Base Face Amount and Supplemental Face Amount, the acceleration will exhaust the Supplemental Face Amount before reducing the Base Face Amount.

The Face Amount will be equal to the Face Amount immediately before the acceleration multiplied by (a) divided by (b), where:

(a)	is the Life Insurance Death Benefit for the policy immediately after the acceleration;

(b)	is the Life Insurance Death Benefit for the policy immediately before the acceleration.

Face Amount reductions resulting solely from Benefit Payments will not be subject to any charges normally imposed by the policy for a reduction in Face Amount, and we will waive the policy restrictions on the amount, timing, and number of such reductions.

Any future scheduled increases in Supplemental Face Amount will be cancelled, and no further increases to the Face Amount of any kind can be made.

Effect on Cash Surrender Value and Policy Value

The Cash Surrender Value will be reduced by the same percentage as the Face Amount.

The Policy Value will be reduced by the same percentage as the Face Amount. We will allocate the reduction of Policy Value from the same accounts and in the same manner as withdrawals, as described in the policy.

Effect on Other Policy Features

If the policy contains a Death Benefit Protection provision or Cumulative Guarantee provision, we will reduce the Death Benefit Protection Value or the Cumulative Guarantee Policy Value, as applicable, by the same percentage as the Face Amount.

If the policy contains a No-Lapse Guarantee provision, the values associated with the No-Lapse Guarantee Cumulative Premium Test will be reduced by the same percentage as the Face Amount.

Any future increases in the death benefit payable under any supplementary benefit riders that have a cost of insurance charge will be cancelled.

Restrictions on Transfers and Premium Payments

We will transfer any Policy Value in an Investment Account to the Defined Benefit Fixed Account shown in the Policy Specifications for this rider at the end of the Business Day when we process a Benefit Payment. After that date while you are eligible to receive Benefit Payments under this rider, allocations of premium or transfers of Policy Value to an Investment Account are not allowed.

We will transfer any Segment Proceeds from an Indexed Account to the Defined Benefit Fixed Account shown in the Policy Specifications for this rider. We will then transfer an amount equal to any Index Loan Principal from the Defined Benefit Fixed Account to the Loan Account. After that date, while you are eligible to receive Benefit Payments under this rider, allocations of premium or transfers of Policy Value to an Indexed Account are not allowed.

If you are no longer eligible to receive Benefit Payments, the portion of the Policy Value not in the Loan Account will remain in the Defined Benefit Fixed Account unless we receive your Written Request to reallocate such assets. The amount that may be transferred and the frequency of transfers will be subject to any restrictions imposed under the terms of the policy.

ICC22 23DBCHR	8

6.	EFFECT OF BENEFIT PAYMENTS ON THE POLICY (continued)

Effect on Cost of Insurance Charges and other Monthly Deductions

The Cost of Insurance Charge following payment of each Benefit Payment will be adjusted to the Cost of Insurance Charge that would apply to the remaining Death Benefit and Net Amount at Risk.

The effect, if any, of the reduction in Face Amount on other Monthly Deductions will be as described in the policy.

Effect on Policy Debt

If there is a policy loan, then upon each Benefit Payment we will reduce the Policy Debt by the same percentage as the Face Amount.

Effect on Accidental Death Benefit Coverage

If your policy includes an accidental death benefit provision, the payment of the Benefit Payments will not affect any accidental death benefit.

7.	GENERAL PROVISIONS

Termination of this Rider

This rider will terminate on the earliest of the following dates:

(a)	the date we receive your Written Request to discontinue this rider;

(b)	the date the policy terminates;

(c)	the date the Accelerated Death Benefit Balance is exhausted;

(d)	the date the rider is terminated under the Fraudulent Claims provision below.

The termination of this rider will not prejudice the payment of any Benefit Payment if the Conditions For Payment were met while this rider was In Force.

Reinstatement of this Rider

You may apply to reinstate this rider according to the terms set forth in the Reinstatement provision of the policy to which it is attached, so long as this rider is In Force at the time the policy terminates.

Fraudulent Claims

If we find, at any time, that any Benefit Payments were made due to or related to a fraudulent claim under this rider, we have the right to recover any such Benefit Payments. Further, if you commit or participate in fraud against us, we reserve the right to (i) seek recovery of costs incurred by us as a result of any fraudulent claim, and (ii) terminate this rider effective as of the date that any such fraudulent claim was first submitted to us.

Signed for the Company by:
President

ICC22 23DBCHR	9

1. POLICY SPECIFICATIONS (continued) – Policy [12 345 678]

SUPPLEMENTARY BENEFITS

Benefit	Defined Benefit for Chronic Illness Rider

Risk Classification	[Standard Nonsmoker]

Additional Rating	[Not Applicable]

Accelerated Death Benefit Percentage	[50.00%]

Monthly Acceleration Percentage	[4%]

Maximum Monthly Benefit Amount	As determined by the Maximum Monthly Benefit Amount provision

Annualized Discount Factor	0.9955

Maximum Monthly Rider Charge

The applicable Maximum Monthly Rider Rate shown in Section 2 multiplied by the greater of $0.00 and the Rider Net Amount at Risk divided by 1,000.

The Rider Net Amount at Risk is (a) multiplied by (b) multiplied by (c) multiplied by (d), where:

(a)   is the Accelerated Death Benefit Balance; and

(b)   is (i) minus (ii), where:

(i) is 1 divided by the Death Benefit Discount Factor; and

(ii)  is the ratio of the Policy Value divided by the Life Insurance Death Benefit, both determined immediately after the deduction of all other charges due on that date;

(c)   the lesser of 1 and the result of the Monthly Per Diem Limit divided by the Maximum Monthly Benefit Amount;

(d)   is the Rider Charge Adjustment Factor shown below.

[The Monthly Rider Charge deducted from the Death Benefit Protection Value is calculated in the same manner as described above except that:

(a)   the Death Benefit Protection Value is used instead of the Policy Value in the Rider Net Amount at Risk calculation; and

(b)   the Rider Charge Adjustment Factor used in the Death Benefit Protection Value is equal to the Death Benefit Protection Value Rider Charge Adjustment Factor shown below.]

Rider Charge Adjustment Factor	[1.00]

[Death Benefit Protection Value Rider Charge Adjustment Factor]	[1.00]

Elimination Period	90 days

Defined Benefit Fixed Account	[Fixed Account]

ICC22 23DBCHR-sp	3.x

2. TABLE OF RATES (continued) – Policy [12 345 678]

MAXIMUM MONTHLY RIDER RATES

Age	Maximum Monthly Rider Rate per $1,000 of Rider Net Amount at Risk	Age	Maximum Monthly Rider Rate per $1,000 of Rider Net Amount at Risk	Age	Maximum Monthly Rider Rate per $1,000 of Rider Net Amount at Risk

35	0.2322	73	25.2367	111	363.2259
36	0.3396	74	30.0798	112	363.2259
37	0.5317	75	37.8956	113	363.2259
38	0.6730	76	45.4253	114	363.2259
39	0.8055	77	52.0358	115	363.2259
40	0.8107	78	62.2737	116	363.2259
41	0.9120	79	73.2260	117	363.2259
42	1.0680	80	81.3288	118	363.0013
43	1.2189	81	99.9637	119	336.9695
44	1.3114	82	113.8909	120	210.9380
45	1.5010	83	132.1635	121+	0.0000
46	1.6898	84	153.2442
47	1.9037	85	176.7374
48	2.1424	86	194.4403
49	2.3102	87	210.5324
50	2.4348	88	231.9880
51	2.6247	89	255.1619
52	2.6460	90	257.8691
53	2.8292	91	262.6079
54	3.0274	92	275.0190
55	3.2335	93	295.5926
56	3.4696	94	307.1998
57	3.5350	95	317.0050
58	3.7969	96	309.0730
59	4.0951	97	303.1139
60	4.3963	98	295.8555
61	5.0374	99	287.4128
62	5.4518	100	320.6089
63	6.0797	101	326.1200
64	7.3038	102	328.9744
65	8.1204	103	331.7566
66	8.9650	104	334.7677
67	9.1826	105	337.9802
68	10.5758	106	342.3703
69	12.4450	107	347.1815
70	15.4642	108	352.7091
71	18.5538	109	358.3417
72	21.1502	110	363.2259

The rates shown above apply to the Risk Classification and any Additional Ratings applicable to this rider.

ICC22 23DBCHR-sp	3.x